EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS

COMPUTATION OF RATIOS

(Amounts in thousands)

	Six Months Ended June 30,				Year Ended December 31,
	2017		2016		2016		2015		2014		2013		2012
Income from continuing operations	$57,602		$100,128		$176,117		$121,601		$116,365		$132,977		$56,880
Equity in (earnings) losses of real estate joint ventures and partnerships, net	(12,747)		(10,738)		(20,642)		(19,300)		(22,317)		(35,112)		1,558
(Benefit) provision for income taxes	(2,612)		5,915		6,856		52		(1,261)		7,046		(75)
Gain on sale of property	47,987		46,190		100,714		59,621		146,290		762		1,004
Fixed charges	43,964		41,077		86,646		92,107		99,806		108,109		121,462
Amortization of capitalized interest	1,067		1,133		2,305		2,114		2,142		2,401		2,385
Distributions of income from real estate joint ventures and partnerships	667		591		1,149		1,216		4,058		3,498		3,141
Capitalized interest	(1,903)		(1,137)		(2,656)		(3,252)		(3,302)		(2,403)		(3,125)
Net income as adjusted	$134,025		$183,159		$350,489		$254,159		$341,781		$217,278		$183,230

Fixed charges:
Interest on indebtedness, net	$41,555		$39,449		$83,003		$87,783		$94,744		$103,839		$116,463
Capitalized interest	1,903		1,137		2,656		3,252		3,302		2,403		3,125
Portion of rents representative of the interest factor	506		491		987		1,072		1,760		1,867		1,874
Fixed charges	$43,964		$41,077		$86,646		$92,107		$99,806		$108,109		$121,462
Preferred dividends	—		—		—		3,830		10,840		18,173		34,930
Combined fixed charges and preferred dividends	$43,964		$41,077		$86,646		$95,937		$110,646		$126,282		$156,392

RATIO OF EARNINGS TO FIXED CHARGES	3.05	x	4.46	x	4.05	x	2.76	x	3.42	x	2.01	x	1.51	x

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	3.05	x	4.46	x	4.05	x	2.65	x	3.09	x	1.72	x	1.17	x